# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NAUTICUS ROBOTICS, INC., CIK 0001849820
CUSIP: 63911H108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 17146 Feathercraft Lane, Suite 450, Webster, Texas (TX), 77598
Date of event which requires filing of this statement: 04/15/2025
Amends the filing with accession number 0000950170-25-026696
Filed by CIK 0001804648
Persons authorized to receive notices and communications: Kenneth J. DiPoto, c/o Material Impact, 131 Dartmouth Street, Floor 3, Boston, Massachusetts (MA), 02116, 978-245-2248

## Reporting persons
- Material Impact Partners II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,987,630; sole dispositive power 0; shared dispositive power 6,987,630; aggregate amount beneficially owned 6,987,630 (16.6% of the class)
  Comment: Consists of (i) 69,829 shares of Common Stock held of record by MIF II (as defined in Item 2(a) of the Original Schedule 13D), (ii) 106,194 shares of Common Stock issuable upon exercise of the Private Warrants (as defined in the Original Schedule 13D), (iii) 1,497,537 shares of Common Stock issuable upon conversion of the January 2024 Term Loans (as defined in the Original Schedule 13D) as of April 15, 2025, (iv) 10,894 shares of Common Stock issuable upon conversion of the September 2023 Term Loans (as defined in the Original Schedule 13D) as of April 15, 2025, and (v) 5,303,176 shares of Common Stock underlying the Series A Preferred Stock (as defined in the Original Schedule 13D). Excludes 13,873 Earn-Out Shares (as defined in the Original Schedule 13D) to be released upon the occurrence of a Triggering Event (as defined in the Original Schedule 13D). MIP II (as defined in Item 3 of the Original Schedule 13D) is the sole general partner of MIF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Adam Sharkawy, a member of the Issuer's board of directors, and Carmichael Roberts are the managing members of MIP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 35,154,439 shares of Common Stock outstanding as of April 15, 2025, as reported on the Issuer's Form 10-K filed with the SEC (as defined in the Original 13D) on April 15, 2025 (the Form 10-K), plus (i) 106,194 shares of Common Stock issuable upon exercise of the Private Warrants, (ii) 1,497,537 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of April 15, 2025, (iii) 10,894 shares issuable upon the conversion of the September 2023 Term Loans as of April 15, 2025 and (iv) 5,303,176 shares of Common Stock underlying the Series A Preferred Stock.
- Material Impact Fund II, L.P. (CIK 0001804648): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 6,987,630; sole dispositive power 0; shared dispositive power 6,987,630; aggregate amount beneficially owned 6,987,630 (16.6% of the class)
  Comment: Consists of (i) 69,829 shares of Common Stock held of record by MIF II, (ii) 106,194 shares of Common Stock issuable upon exercise of the Private Warrants, (iii) 1,497,537 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of April 15, 2025, (iv) 10,894 shares of Common Stock issuable upon conversion of the September 2023 Term Loans as of April 15, 2025, and (v) 5,303,176 shares of Common Stock underlying the Series A Preferred Stock. Excludes 13,873 Earn-Out Shares to be released upon the occurrence of a Triggering Event. MIP II is the sole general partner of MIF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Adam Sharkawy, a member of the Issuer's board of directors, and Carmichael Roberts are the managing members of MIP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 35,154,439 shares of Common Stock outstanding as of April 14, 2025, as reported on the Form 10-K, plus (i) 106,194 shares of Common Stock issuable upon exercise of the Private Warrants, (ii) 1,497,537 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of April 15, 2025, (iii) 10,894 shares issuable upon the conversion of the September 2023 Term Loans as of April 15, 2025 and (iv) 5,303,176 shares of Common Stock underlying the Series A Preferred Stock.
- Adam Sharkawy (CIK 0001945167): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,139; shared voting power 6,987,630; sole dispositive power 2,139; shared dispositive power 6,987,630; aggregate amount beneficially owned 6,989,769 (16.6% of the class)
  Comment: Shares of Common Stock reported in Items 7 and 9 are held by Adam Sharkawy individually.
  
  Shares reported in Items 8 and 10 consist of (i) 69,829 shares of Common Stock held of record by MIF II, (ii) 106,194 shares of Common Stock issuable upon exercise of the Private Warrants, (iii) 1,497,537 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of April 15, 2025, (iv) 10,894 shares of Common Stock issuable upon conversion of the September 2023 Term Loans as of April 15, 2025, and (v) 5,303,176 shares of Common Stock underlying the Series A Preferred Stock. Excludes 13,873 Earn-Out Shares to be released upon the occurrence of a Triggering Event. MIP II is the sole general partner of MIF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Adam Sharkawy, a member of the Issuer's board of directors, and Carmichael Roberts are the managing members of MIP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 35,154,439 shares of Common Stock outstanding as of April 14, 2025, as reported on the Form 10-K, plus (i) 106,194 shares of Common Stock issuable upon exercise of the Private Warrants, (ii) 1,497,537 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of April 15, 2025, (iii) 10,894 shares issuable upon the conversion of the September 2023 Term Loans as of April 15, 2025 and (iv) 5,303,176 shares of Common Stock underlying the Series A Preferred Stock.
- Carmichael Roberts (CIK 0001810913): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,987,630; sole dispositive power 0; shared dispositive power 6,987,630; aggregate amount beneficially owned 6,987,630 (16.6% of the class)
  Comment: Consists of (i) 69,829 shares of Common Stock held of record by MIF II, (ii) 106,194 shares of Common Stock issuable upon exercise of the Private Warrants, (iii) 1,497,537 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of April 15, 2025, (iv) 10,894 shares of Common Stock issuable upon conversion of the September 2023 Term Loans as of April 15, 2025, and (v) 5,303,176 shares of Common Stock underlying the Series A Preferred Stock. Excludes 13,873 Earn-Out Shares to be released upon the occurrence of a Triggering Event. MIP II is the sole general partner of MIF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Adam Sharkawy, a member of the Issuer's board of directors, and Carmichael Roberts are the managing members of MIP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 35,154,439 shares of Common Stock outstanding as of April 14, 2025, as reported on the Form 10-K, plus (i) 106,194 shares of Common Stock issuable upon exercise of the Private Warrants, (ii) 1,497,537 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of April 15, 2025, (iii) 10,894 shares issuable upon the conversion of the September 2023 Term Loans as of April 15, 2025 and (iv) 5,303,176 shares of Common Stock underlying the Series A Preferred Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: NAUTICUS ROBOTICS, INC.
Address of issuer's principal executive offices: 17146 Feathercraft Lane, Suite 450, Webster, Texas (TX), 77598
Comment: Explanatory Note: This Amendment No. 3 (the Amendment) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on September 19, 2022, as amended by Amendment No. 1 filed with the Commission on February 8, 2023 and by Amendment No. 2 filed with the Commission on February 25, 2025 (collectively, the Original Schedule 13D). This Amendment No. 3 is being filed to increase the aggregate number of shares of the Issuer's Common Stock owned by the Reporting Persons due to the increase in shares of the Issuer's Common Stock issuable to MIF II upon conversion of each of the September 2023, January 2024 Term Loans and Series A Preferred Stock due to interest accrued thereon and the aggregate percentage of the Issuer's Common Stock owned by the Reporting Persons to reflect the foregoing, as well as dilution caused by, among other things, the Issuer's sales of additional shares of its Common Stock from time to time since the date of the filing of the Original Schedule 13D and not in connection with a disposition of any shares by the Reporting Persons. Such dilution resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: The information set forth in Item 2(a) of the Original Schedule 13D is incorporated herein by reference.
Residence or business address: The information set forth in Item 2(b) of the Original Schedule 13D is incorporated herein by reference.
Present principal occupation or employment: The information set forth in Item 2(c) of the Original Schedule 13D is incorporated herein by reference.
Criminal convictions in the last five years: The information set forth in Item 2(d) of the Original Schedule 13D is incorporated herein by reference.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(e) of the Original Schedule 13D is incorporated herein by reference.
Citizenship: The information set forth in Item 2(f) of the Original Schedule 13D is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 3 of the Original Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 4 of the Original Schedule 13D is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Statement and Item 2 above.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Statement and Item 2 above.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreement of MIF II, the general partner and limited partners of MIF II may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by MIF II.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 3 of the Original Schedule 13D is incorporated herein by reference.

## Signatures
- Material Impact Partners II, LLC: /s/Carmichael Roberts, Carmichael Roberts, Managing Member (04/17/2025)
- Material Impact Fund II, L.P.: /s/Carmichael Roberts, Carmichael Roberts, Managing Member of Material Impact Partners II, LLC, its General Partner (04/17/2025)
- Adam Sharkawy: /s/Adam Sharkawy, Adam Sharkawy (04/17/2025)
- Carmichael Roberts: /s/Carmichael Roberts, Carmichael Roberts (04/17/2025)